UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 13)*

Focus Media Holding Limited

(Name of Issuer)

American Depositary Shares, evidenced by American Depositary

Receipts, each representing five Ordinary Shares, par value $0.00005 per share

(Title of Class of Securities)

34415V109 (American Depositary Shares)

(CUSIP Number)

Qin Xuetang	With a copy to:
Fosun International Limited	Hillel T. Cohn, Esq.
Room 808	Morrison & Foerster LLP
ICBC Tower	Suite 3500
3 Garden Road, Central,	555 West Fifth Street
Hong Kong, China	Los Angeles, USA 90013
(852) 2509 3228	(213) 892-5251

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 23, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34415V109

1	Name of Reporting Person Fosun International Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC, OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Hong Kong, China

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person (See Instructions) CO

This Amendment No. 13 amends the Schedule 13D filed with the Securities and Exchange Commission on December 23, 2008 (the “Original 13D”) by Fosun International Limited (“Fosun International”) with respect to Ordinary Shares, par value $0.00005 per share (the “Ordinary Shares”) and American Depositary Shares (the “ADSs”), as evidenced by American Depositary Receipts, each representing five Ordinary Shares of Focus Media Holding Limited (the “Issuer”), as previously amended by Amendment No. 1 to the Original 13D filed on December 24, 2008, Amendment No. 2 to the Original 13D filed on January 26, 2009, Amendment No. 3 to the Original 13D filed on January 30, 2009, Amendment No. 4 to the Original 13D filed on February 9, 2009, Amendment No. 5 to the Original 13D filed on February 20, 2009, Amendment No. 6 to the Original 13D filed on March 26, 2009, Amendment No. 7 to the Original 13D filed on September 21, 2010, Amendment No. 8 to the Original 13D filed on September 27, 2010, Amendment No. 9 to the Original 13D filed on July 7, 2011, Amendment No. 10 to the Original 13D filed on July 19, 2011,  Amendment No. 11 to the Original 13D filed on December 21, 2012 (“Amendment No. 11”) and Amendment No. 12 to the Original 13D filed on January 24, 2013 (“Amendment No. 12”).  Unless otherwise stated herein, the Original 13D, as amended, remains in full force and effect and supercedes the Schedule 13G filed with the Securities and Exchange Commission on July 20, 2011, as amended by Amendment No. 1 to such Schedule 13G filed on February 13, 2012.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following at the end thereof:

On May 23, 2013, the transactions under the Merger Agreement were consummated.  As a result, each of the Issuer’s Ordinary Shares issued and outstanding immediately prior to the Effective Time and each ADS were cancelled and ceased to exist and Fosun International no longer beneficially owns any Ordinary Shares or ADSs.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

(a)     As a result of the transactions described in Item 4, as of May 23, 2013, Fosun International no longer beneficially owns any Ordinary Shares or ADSs and, as such, Fosun International and the Separately Filing Group Members may no longer collectively be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act.

(b)     As a result of the transactions described in Item 4, as of May 23, 2013, Fosun International no longer beneficially owns any Ordinary Shares or ADSs and, as such, Fosun International no longer has any voting or dispositive power over any Ordinary Shares or ADSs.

(c)     Except for the transactions described in Item 4, there were no transactions in the ADS that were effected during the past 60 days by Fosun International.

(d)     Not applicable.

(e)     As a result of the transactions described in Item 4, as of May 23, 2013, Fosun International ceased to be the beneficial owner of more than five percent of any Ordinary Shares or ADSs. Therefore, this Amendment No. 13 constitutes the final amendment to the Original 13D, as amended.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 24, 2013

FOSUN INTERNATIONAL LIMITED

By:	/s/ Qin Xuetang
Qin Xuetang
Director